SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Vacations arrives to Largo Treze, in Sao Paulo

New tour operator unit in the capital of the State of Sao Paulo offers more than 600 options of tours to Brazilian and international destinations

Sao Paulo, June 30th, 2011 – (BM&FBOVESPA: TAMM4/NYSE: TAM) Sao Paulo welcomes today its 18th TAM Viagens shop, our first unit at Largo Treze de Maio, in the district of Santo Amaro, a traditional popular center of shopping in the city oflSão Paulo. The agency located at Rua Amador Bueno will be opened for business from 10 AM to 10 PM from Monday to Saturday and from 2 PM to 8 PM on Sundays and holidays.

At the Largo Treze store, the client can divide the package value in 10 installments with no interest rates or in up to 24 installments. With modern architecture, the unit opens in line with our visual identity standard launched in 2009, after intense branding study that reviewed or mission and vision. Now, people at Largo Treze will have available personalized service and more than 600 options of domestic and international destinations.

Through segmentation, TAM Vacations enables to assemble tours with more freedom, and the clients have specific options, divided into eight areas of interest: ecotourism; escapades; sports; family; experiences; fun and entertainment; events and fairs; and beaches.

With nearly 100 stores and on a franchising system, we work to expand the coverage in the Brazilian territory and to reach a higher number of cities throughout Brazil. Until the end of this year, the TAM Vacations franchise network shall achieve the landmark of 200 stores throughout Brazil.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and
Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 48 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses 92 airports in Brazil and 92 international destinations, including Asia. In May 2011 our market share was 44.4%, and is also the country´s leading player among Brazilian airlines that operate international routes, with 89.6% market share. With the largest passenger aircraft fleet in the country (155 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 14 million tickets in exchange for points and is part of the Multiplus network, which today has 8.3 million members. Member of Star Alliance - the world´s largest airline alliance - since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company's management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 01, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.